UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Visteon Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

92839U107
(CUSIP Number)

Mr. Patrick Li
3283 West 34th Avenue
Vancouver, British Columbia,
Canada
(604) 537-7721

Occupation: Businessman

Principle Business:

Modern International Holdings
3283 West 34th Avenue
Vancouver, British Columbia,
Canada V6N 2K4
(604) 637-7721

With a copy to:

Charles Rendina, Esq.
Boughton Law Corp.
700-595 Burrard Street
PO Box 49290
Vancouver, British Columbia
Canada V7X 1S8
(604) 605-8339
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Has Patrick Li, during the last five years, been convicted of a criminal proceeding?

No

Has Patrick Li, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws?

No

March 3,2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92839U107	SCHEDULE 13D	PAGE 2 OF 5 PAGES

1		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Patrick Li

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
Not Applicable
3		SEC USE ONLY
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
	7	SOLE VOTING POWER

-0-
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		-0-

Mei Qin has sole voting power over 3,095,337.5
He Yi has Sole voting power over 3,095,337.5

OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		6,190,675
PERSON WITH
	10	SHARED DISPOSITIVE POWER

-0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0-

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.75 aprox
14		TYPE OF REPORTING PERSON*

IN
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 92839U107	SCHEDULE 13D	PAGE 3 OF 5 PAGES

This Schedule 13D filed on March _17, 2010 by Patrick Li, relating to the shares of common stock, $1.00 par value (the "Shares"), of Visteon Corporation (the "Issuer").

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Item 4 is hereby amended and restated as follows:

     All of the funds used to purchase the Shares described in this Schedule 13D came from the personal funds of the Mei Qin and He Yi a total of approximately $_____________ was paid to acquire such Shares.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

                  Item 5,

     (a) The Reporting Person directly owns 6,190,675 Shares, constituting approximately 4.75 of the Shares outstanding.

     The aggregate percentage of Shares directly owns by the Reporting Person is based upon 130,400, 000 Shares outstanding, which is the total number of Shares outstanding as of September 9th, 2009 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2009.

     (b) Mei Qui and He Yi each possess sole power to vote 3,095,337.5 shares. The reporting person has discretion to direct the disposition of 6,190,675 of those shares. The Reporting Person directly owns 4.75 of the deemed issued and outstanding as of March 3, 2010.

     (c) The Information concerning transactions in the Shares directly owned by the reporting person is set forth in Schedule A hereto and is incorporated by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

CUSIP NO. 92839U107	SCHEDULE 13D	PAGE 4 OF 5 PAGES

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2010

/s/ Patrick Li

Patrick Li

CUSIP NO. 92839U107	SCHEDULE 13D	PAGE 5 OF 5 PAGES

SCHEDULE A

				Price	Charged	Credited	Account
Date	Activity	Quantity	Description	($)	($)	($)	Balance
5-Oct	Balance						119,846.82
7-Oct	Buy	2	VISTEON CORP	0.161	7.32		119,839.50
7-Oct	Buy	25,000	VISTEON CORP	0.166		0.00	119,839,50
7-Oct	Buy	40,000	VISTEON CORP	0.166		0.00	119,839,50
7-Oct	Buy	35,000	VISTEON CORP YL*2414	0.166	16607.00		103,232.50
8-Oct	Sell	-5,213	VISTEON CORP	0.174		0.00	103,232.50
8-Oct	Sell	-7,000	VISTEON CORP	0.174		0.00	103,232.50
8-Oct	Sell	-800	VISTEON CORP	0.174		2257.20	105,489.70
9-Oct	Buy	134	VISTEON CORP	0.161		0.00	105,489.70
9-Oct	Buy	2,600	VISTEON CORP	0.161		0.00	105,489.70
			VISTEON CORP
9-Oct	Buy	7,000		0.161		0.00	105,489.70
9-Oct	Buy	50,000	VISTEON CORP TO*3692	0.161	9624.19		95,865.51
21-Oct	Buy	3,490	VISTEON CORP EV*4638	0.172		0.00	95,865.51
21-Oct	Buy	5,000	VISTEON CORP	0.175	2829.75		93,035.76
21-Oct	Buy	11,130	VISTEON CORP VE*4663	0.175		0.00	93,035.76
21-Oct	Buy	30,000	VISTEON CORP RB*3985	0.179	5377.00		87,658.76
22-Oct	Buy	39	VISTEON CORP	0.156		0.00	87,658.76
22-Oct	Buy	302	VISTEON CORP	0.151		0.00	87,658.76
22-Oct	Buy	10,000	VISTEON CORP	0.158		0.00	87,658.76
22-Oct	Buy	40,000	VISTEON CORP	0.156		0.00	87,658.76
22-Oct	Buy	5,000	VISTEON CORP PH*4762	0.156	8638.68		79,020.08

				Price	Charged	Credited	Account
Date	Activity	Quantity	Description	($)	($)	($)	Balance
22-Oct	Buy	19,659	VISTEON CORP	0.156		0.00	79,020.08
22-Oct	Buy	25,000	VISTEON CORP PH*4762	0.156	6966.80		72,053.28
27-Oct	Buy	13	VISTEON CORP	0.155		0.00	72,053.28
27-Oct	Buy	13	VISTEON CORP	0.156		0.00	72,053.28
27-Oct	Buy	8,000	VISTEON CORP	0.156		0.00	72,053.28
27-Oct	Buy	1,000	VISTEON CORP	0.156	1415.05		70,638.23
2-Nov	Buy	100,000	VISTEON CORP	0.135	13507.00		57,131.23
2-Nov	Buy	49,500	VISTEON CORP	0.135		0.00	57,131.23
2-Nov	Buy	5,500	VISTEON CORP	0.135	7432.00		49,699.23
2-Nov	Buy	40,000	VISTEON CORP	0.145		0.00	49,699.23
2-Nov	Buy	10,000	VISTEON CORP	0.145	7257.00		42,442.23
2-Nov	Buy	5,000	VISTEON CORP	0.138	697.00		41,745.23
6-Nov	Buy	5,000	VISTEON CORP	0.130		0.00	41,745.23
6-Nov	Buy	15,000	VISTEON CORP	0.130		0.00	41,745.23
6-Nov	Buy	20,000	VISTEON CORP	0.130		0.00	41,745.23
6-Nov	Buy	30,000	VISTEON CORP	0.130		0.00	41,745.23
6-Nov	Buy	10,000	VISTEON CORP	0.130	10407.00		31,338.23
			VISTEON CORP
6-Nov	Buy	20,000		0.130		0.00	31,338.23
6-Nov	Buy	30,000	VISTEON CORP	0.130		0.00	31,338.23
6-Nov	Buy	50,000	VISTEON CORP	0.130	13007.00		18,331.23
9-Nov	Buy	5,000	VISTEON CORP	0.130		0.00	18,331.23
9-Nov	Buy	29,000	VISTEON CORP	0.135		0.00	18,331.23
9-Nov	Buy	56,000	VISTEON CORP OL*6576	0.135	12132.00		6,199.23
9-Nov	Buy	161	VISTEON CORP	0.131		0.00	6,199.23
9-Nov	Buy	19,839	VISTEON CORP	0.131		0.00	6,199.23
9-Nov	Buy	25,000	VISTEON CORP	0.131		0.00	6,199.23

				Price	Charged	Credited	Account
Date	Activity	Quantity	Description	($)	($)	($)	Balance
9-Nov	Buy	5,000	VISTEON CORP LW*6062	0.131	6557.00		-357.77
10-Nov	Buy	100	VISTEON CORP	0.129		0.00	-357.77
10-Nov	Buy	15,590	VISTEON CORP	0.129		0.00	-357.77
10-Nov	Buy	15,900	VISTEON CORP	0.129		0.00	-357.77
10-Nov	Buy	50,000	VISTEON CORP JK*6106	0.129	10532.11		-10,889.88
12-Nov	Buy	50,000	VISTEON CORP OE*7716 VISTEON CORP	0.114	5707.00		-16,596.88
12-Nov	Buy	6,375		0.115		0.00	-16,596.88
12-Nov	Buy	15,000	VISTEON CORP	0.115		0.00	-16,596.88
12-Nov	Buy	47,000	VISTEON CORP	0.113		0.00	-16,596.88
12-Nov	Buy	31,625	VISTEON CORP VM*7317	0.115	11413.01		-28,009.89
16-Nov	Buy	100,000	VISTEON CORP SR*7155	0.084			-28,009.89
1-Dec	Sell	-145,000	VISTEON CORP	0.068		0.00	-28,009.89
1-Dec	Sell	-5,000	VISTEON CORP	0.071		10207.73	-17,802.16
1-Dec	Sell	-5,000	VISTEON CORP	0.067		0.00	-17,802.16
1-Dec	Sell	-5,000	VISTEON CORP	0.065		0.00	-17,802.16
1-Dec	Sell	-50,000	VISTEON CORP	0.067		0.00	-17,802.16
1-Dec	Sell	-5,000	VISTEON CORP	0.067		4337.88	-13,464.28
1-Dec	Sell	-500,000	VISTEON CORP	0.067		33492.13	20,027.85
1-Dec	Sell	-5,000	VISTEON CORP	0.075		367.99	20,395.84
1-Dec	Sell	-250,000	VISTEON CORP	0.067		16742.56	37,138.40
1-Dec	Sell	-150,000	VISTEON CORP	0.067		10042.74	47,181.14
1-Dec	Sell	-140,000	VISTEON CORP	0.068		0.00	47,181.14
1-Dec	Sell	-10,000	VISTEON CORP	0.068		10192.73	57,373.87
1-Dec	Sell	-12,500	VISTEON CORP	0.070		0.00	57,373.87

				Price	Charged	Credited	Account
Date	Activity	Quantity	Description	($)	($)	($)	Balance
1-Dec	Sell	-100,000	VISTEON CORP	0.070		0.00	57,373.87
1-Dec	Sell	-37,500	VISTEON CORP	0.070		10492.73	67,866.60
2-Dec	Sell	-5,000	VISTEON CORP	0.070		0.00	67,866.60
2-Dec	Sell	-5,000	VISTEON CORP	0.071		0.00	67,866.60
2-Dec	Sell	-5,000	VISTEON CORP	0.068		0.00	67,866.60
2-Dec	Sell	-13,200	VISTEON CORP	0.070		0.00	67,866.60
2-Dec	Sell	-5,000	VISTEON CORP	0.072		2321.94	70,188.54
2-Dec	Sell	-696,800	VISTEON CORP	0.065		45290.83	115,479.37
3-Dec	Sell	-100	VISTEON CORP	0.065		0.00	115,479.37
3-Dec	Sell	-5,000	VISTEON CORP	0.065		0.00	115,479.37
3-Dec	Sell	-49,848	VISTEON CORP	0.065		0.00	115,479.37
3-Dec	Sell	-5,000	VISTEON CORP	0.065		3889.51	119,368.88
7-Dec	Sell	-5,000	VISTEON CORP	0.041		0.00	119,368.88
7-Dec	Sell	-30,052	VISTEON CORP	0.041		0.00	119,368.88
7-Dec	Sell	-45,000	VISTEON CORP	0.041		0.00	119,368.88
7-Dec	Sell	-100,000	VISTEON CORP	0.041		0.00	119,368.88
7-Dec	Sell	-5,000	VISTEON CORP	0.042		7585.93	126,954.81
7-Dec	Sell	-55,000	VISTEON CORP	0.041		2254.94	129,209.75
14-Jan	Buy	5,000	VISTEON CORP	0.109		0.00	129,209.75
14-Jan	Buy	5,000	VISTEON CORP	0.107		0.00	129,209.75
14-Jan	Buy	5,000	VISTEON CORP KI*2313	0.110	1642.49		127,567.26
14-Jan	Buy	3,200	VISTEON CORP	0.110		0.00	127,567.26
14-Jan	Buy	5,000	VISTEON CORP	0.111		0.00	127,567.26
14-Jan	Buy	9,500	VISTEON CORP	0.110		0.00	127,567.26
14-Jan	Buy	10,000	VISTEON CORP	0.111		0.00	127,567.26
14-Jan	Buy	5,000	VISTEON CORP TV*3703	0.111	3626.99		131,194.25
14-Jan	Buy	67,300	VISTEON CORP TV*3703	0.111	7470.30		123,723.95

				Price	Charged	Credited	Account
Date	Activity	Quantity	Description	($)	($)	($)	Balance
15-Jan	Sell	-5,000	VISTEON CORP	0.143		0.00	123723.95
15-Jan	Sell	-5,000	VISTEON CORP	0.143		0.00	123,723.95
15-Jan	Sell	-85,000	VISTEON CORP	0.143		0.00	123,723.95
15-Jan	Sell	-5,000	VISTEON CORP NC*2934	0.143		14289.64	138,013.59
3-Mar	Sell	-3,000	VISTEON CORP	0.311		0.00	138,013.59
3-Mar	Sell	-20,000	VISTEON CORP	0.311		0.00	138,013.59
3-Mar	Sell	-20,000	VISTEON CORP	0.311		0.00	138,013.59
3-Mar	Sell	-20,000	VISTEON CORP	0.310		0.00	138,013.59
3-Mar	Sell	-3,000	VISTEON CORP ZJ*6648	0.315		20507.74	158,521.33
3-Mar	Sell	-2,000	VISTEON CORP	0.300		0.00	158,521.33
3-Mar	Sell	-5,000	VISTEON CORP	0.291		0.00	158,521.33
3-Mar	Sell	-5,000	VISTEON CORP	0.288		0.00	158,521.33
3-Mar	Sell	-10,000	VISTEON CORP	0.300		0.00	158,521.33
3-Mar	Sell	-10,000	VISTEON CORP ZJ*6648	0.305		9544.87	168,066.20
3-Mar	Sell	-3,000	VISTEON CORP	0.280		0.00	168,066.20
3-Mar	Sell	-5,000	VISTEON CORP	0.281		0.00	168,066.20
3-Mar	Sell	-10,000	VISTEON CORP	0.281		0.00	168,066.20
3-Mar	Sell	-20,000	VISTEON CORP	0.281		0.00	168,066.20
3-Mar	Sell	-30,000	VISTEON CORP ZJ*6648	0.283		19164.75	187,230.95
3-Mar	Sell	-10,000	VISTEON CORP	0.281		0.00	187,230.95
3-Mar	Sell	-10,000	VISTEON CORP	0.281		0.00	187,230.95
3-Mar	Sell	-10,000	VISTEON CORP	0.281		0.00	187,231
3-Mar	Sell	-10,000	VISTEON CORP	0.281		0.00	187,230.95
3-Mar	Sell	-20,000	VISTEON CORP ZJ*6648	0.281		16859.78	204,090.73
3-Mar	Sell	-5,000	VISTEON CORP	0.281		0.00	204,090.73
3-Mar	Sell	-10,000	VISTEON CORP	0.281		0.00	204,090.73
3-Mar	Sell	-49,000	VISTEON CORP	0.280		0.00	204,090.73

				Price	Charged	Credited	Account
Date	Activity	Quantity	Description	($)	($)	($)	Balance
3-Mar	Sell	-10,000	VISTEON CORP ZJ*6648	0.281		20744.73	224,835.46
3-Mar	Sell	-100	VISTEON CORP	0.291		0.00	224,835.46
3-Mar	Sell	-3,900	VISTEON CORP	0.291		0.00	224,835.46
3-Mar	Sell	-10,000	VISTEON CORP	0.291		0.00	224,835.46
3-Mar	Sell	-20,785	VISTEON CORP	0.291		0.00	224,835.46
3-Mar	Sell	-5,000	VISTEON CORP	0.315		11687.30	236,522.76
3-Mar	Sell	-160,215	VISTEON CORP	0.290		46461.75	282,984.51
3-Mar	Sell	-24,325	VISTEON CORP	0.352		8552.30	291,536.81